Exhibit (a)(4)

[communication to be in email format]

3 West Plumeria Drive
San Jose, CA 95134

February 19, 2003

Announcement of Offer to Exchange Outstanding Options Having an Exercise Price per share of $4.17 or more under the Selectica, Inc. 1996 Stock Plan,the Selectica, Inc. 1999 Equity Incentive Plan, the Selectica, Inc. 1996A Stock Plan,
and the Selectica, Inc 2001 Supplemental Plan.

Due to today’s difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our Board of Directors recognizes that the Company’s option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that Selectica will offer to exchange your outstanding options under the 1996 Stock Plan, 1999 Equity Incentive Plan, the 1996A Stock Plan, and the 2001 Supplemental Plan with an exercise price of $4.17 or more for new options we will grant under an eligible option plan. The vesting schedule for the exchanged options will remain unchanged.

The Company’s offer is being made under the terms and subject to the conditions of an offer to exchange and related documents that are being mailed today to the home address of employees who have been identified as eligible to participate in this program.

If you do not receive a mailing within a week and think you should have, or if you have questions relative to the offer after you receive your documents by mail, please contact Richard Morales by email or at (408) 545-2627.

Dr. Sanjay Mittal

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